EXHIBIT 15.1

True Leaf Reports Fiscal Year 2019 Financial Results

Achieves Record Annual Revenues of $2.3 million (CAD), a 65% Year over Year Increase; Increases Store Count to 3,500 Worldwide, With Expanded Distribution in the U.S., Canada, and 15 European Countries

VERNON, British Columbia, July 29, 2019 (GLOBE NEWSWIRE) -- True Leaf Brands Inc. (“True Leaf” or the “Company”) (CSE: MJ) (OTCQX: TRLFF) (FSE: TLA), a leading global cannabis and hemp wellness brand for pets, today announced its operating and financial results for the fiscal year ended March 31, 2019, including record revenues of $2.3 million (CAD).

Fiscal Year 2019 Highlights

  For the fiscal year ended March 31, 2019, revenue increased by 65%, to $2.3 million (CAD), the Company’s highest annual revenue to date.
  The Company expanded its total retail distribution to 3,500 stores worldwide with the addition of Pet Planet as a North American retail partner.
  True Leaf’s True Hemp™ product line received the National Animal Supplement Council (NASC) Quality Seal – one of the highest-level certifications in the pet industry.
  Kerry Biggs, CPA, MBA, a former lululemon executive, was appointed Chief Financial Officer.
  The Company completed construction of the current phase of True Leaf Campus – True Leaf’s cannabis cultivation and production facility located in Lumby, British Columbia.
  True Leaf further expanded into the European market with the launch of e-commerce direct-to-consumer stores in France, Germany, and the U.K. The Company also entered into partnerships with new distributors in Norway, Holland, Belgium, Switzerland, and Greece.
  True Leaf Pet launched its first hemp-based product line specially formulated for cats to the European market.
  The Company closed a convertible security funding agreement for gross proceeds of $4.5 million (CAD) with The Lind Partners, a New York-based institutional fund manager.
  In February 2019, True Leaf was upgraded to the OTCQX® Best Market and began trading under the ticker symbol “TRLFF”.
  True Leaf launched a new brand identity, redesigned logo, and product innovations at the 2019 Global Pet Expo, including Everyday Omega™, a new omega-3 supplement for dogs, and the first-ever oil of oregano products specially formulated for pets.

Highlights Subsequent to Fiscal Year-End

  In May 2019, the Company received nearly $1 million (CAD) in proceeds through a successful warrant exercise.
  Former Mars Petcare executive Kevin Cole joined True Leaf as President of True Leaf Pet. Darcy Bomford will continue as a director and Chief Executive Officer of True Leaf Brands Inc.
  True Leaf signed its first cannabidiol (CBD) supply agreement with Kentucky-based Atalo Holdings, Inc. for the supply of farm-fresh CBD oil to support the Company’s debut line of CBD products for pets, to be unveiled this August at SuperZoo 2019.
  In June 2019, True Leaf further expanded its European distribution through agreements with OSCAR Pet Foods in the U.K. and with Pocurull in Spain and Portugal.
  The Company announced a corporate name change to True Leaf Brands Inc.
  True Leaf signed a non-binding Memorandum of Understanding with international pet care distributor Eagle Vet, launching True Leaf’s expansion into the Asian market.
  Former Petco executive Allen Fujimoto joined True Leaf as Senior Vice-President, Operations.
  True Leaf signed a supply and purchase agreement with top online cannabis marketplace Namaste Technologies to expand its direct-to-consumer distribution network.

“We continued to report record sales growth in fiscal 2019, with revenues increasing by 65% to C$2.3 million as demand for natural, plant-based pet care products continues to drive our growth,” said Darcy Bomford, Founder and Chief Executive Officer of True Leaf. “During the year, we also took important steps to build long-term and sustainable value in True Leaf. This included expanding our retail distribution footprint to over 3,500 stores worldwide. In conjunction with this, we strengthened our liquidity position through a successful financing and warrant exercise.”

Mr. Bomford added, “We have also built an unmatched team of pet industry, veterinary medicine, supply chain, manufacturing, marketing and sales, and distribution experts in this product category. This has already contributed to our success and True Leaf is well-positioned to continue expanding its penetration in key markets such as the U.S., U.K., and Asia as we prepare to roll out our new line of CBD products for pets. Moving forward, True Leaf has a solid foundation to take advantage of the sizable market for our pet care products and we look forward to supplying this growing demand.”

Financial and Operating Results (Expressed in Canadian dollars unless otherwise indicated)

The Company’s revenue for the twelve months ended March 31, 2019, was $2.3 million, a 65% increase over the previous fiscal year ($1,400,511), and a 54% increase of fourth-quarter sales year over year, from $386,733 to $595,261.

Revenue growth was driven primarily by the increasing number of top retailers selling True Leaf Pet products, which are now in more than 3,500 stores across North America and Europe, including at Pet Supplies Plus (U.S.), Pets Corner (U.K.), Das Futterhaus (Germany), and PetSmart (Canada) locations.

The Company’s European operations contributed $412,551 of the total revenue for this annual period, a 148% increase compared to $166,320 the prior year. European growth was also driven by increased store penetration in current markets as well a geographic expansion and store growth in new countries within Europe, including France, Italy, Spain, Portugal, Hungary, Slovenia, and Croatia.

In 2019, the Company also announced the completion of the current phase of construction of its True Leaf Campus cannabis cultivation and production facility, growing the Company’s asset value to $17,346,915. The completed phase includes a two-story 18,000 square foot central hub with an initial cannabis grow area that will support the Company’s application to Health Canada for its licensed producer status.

Total operating expenditures were $6.8 million for the twelve-months ended March 31, 2019, compared to $4.8 million the prior fiscal year. Operating expenditures consist primarily of selling and marketing, administrative and office, research and development, and share-based compensation. The increase was driven by higher selling and marketing, and office and administration expenses, offset by lower share-based compensation. The Company incurred a net loss of $5.5 million for the twelve-months ended March 31, 2019, compared to approximately $4.0 million the previous fiscal year.

Selected Annual Results of Operations

	Year ended
Description	March 31, 2019 $	March 31, 2018 $
Revenues	2,311,036	1,400,511
Loss and comprehensive loss for period	(5,509,148)	(3,967,936)
Total assets	17,346,915	16,300,731
Total non-current liabilities	1,808,056	-

Selected Quarterly Results of Operations

	Three months ended
Description	March 31, 2019 $	March 31, 2018* $
Revenues	595,261	386,733
Total operating expenditures	(2,406,733)	(2,201,461)
Loss and comprehensive loss for period	(1,968,923)	(1,839,674)
Basic and diluted Loss per share	(0.03)	(0.02)

* Certain comparative figures for the quarters in the year ended March 31, 2018, were reclassified in the consolidated financial statements for the year ended March 31, 2018, and the quarterly figures above reflect those reclassifications.

For further information, please refer to the Company's Management's Discussion and Analysis for Fiscal Year 2019, published on the Company's website at ir.trueleaf.com.

Conference Call and Webcast Information

The Company will host a live conference call and audio webcast on Wednesday, July 31, 2019, at 8:00am PT/11:00am ET to discuss the financial results and answer questions.

Participant Dial-In Numbers:

Dial in Number for U.S. & Canadian Callers:  1-800-458-4121

Dial in Number for International Callers (Outside U.S. & Canada):  1-323-794-2597

*Participants should request the True Leaf Earnings Call or provide confirmation code 1710468

Webcast link (for live or replay): http://public.viavid.com/index.php?id=135520

Immediately following True Leaf’s remarks, management will host a Question-and-Answer (Q&A) session to address shareholder questions. True Leaf invites all investors, media, and interested parties to submit any questions they would like to hear answered by management to ir@trueleaf.com or to True Leaf’s Investor Relations’ advisor at trueleaf@kcsa.com.

A replay of the call will be available shortly after the completion of the live call until 11:59pm ET through August 7, 2019, at 1-844-512-2921 (domestic) or 1-412-317-6671 (international). The passcode for the call and replay is 1710468. An online archive of the webcast will be available following the call.

About True Leaf

True Leaf is a leading global cannabis and hemp wellness brand for pets. Inspired by the unconditional love our pets give us every day, we return that love through our wellness pet products which help maintain and protect the natural vitality of our pet companions. “Return the Love” is the purpose that drives our business and is at the heart of our values to bring happiness to pets and their owners.

www.trueleaf.com

Media Contact:

Paul Sullivan
Director, Public Relations
Paul@trueleaf.com
O: 604-685-4742
M: 604-603-7358

Investor Contact:

Kevin Bottomley (Canada)
Director and Corporate Relations
Kevin@trueleaf.com
M: 778-389-9933

Phil Carlson / Scott Eckstein (U.S.)
KCSA Strategic Communications
pcarlson@kcsa.com / seckstein@kcsa.com
O: 212-896-1233 / 212-896-1210

Follow True Leaf
Twitter: @trueleafpet
Facebook: True Leaf Pet
Instagram: @trueleafpet

Forward-Looking Statements

This news release contains forward-looking statements and management may make additional forward-looking statements in response to your questions. Such written and oral disclosures are made pursuant to the Safe Harbor provision of the Private Securities Litigation Reform Act of 1995 and True Leaf hereby claims such safe harbour protection for all forward-looking statements. True Leaf believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions; however, True Leaf’s actual results and performance and the value of its securities could differ materially from those set forth in the forward-looking statements due to the impact of many factors summarized in the "Risk Factors" section of True Leaf’s Offering Circular Form 1-A filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities and other discussions of risk factors contained in True Leaf’s periodic filings or supplements to the offering circular. True Leaf's Offering Circular Form 1-A can be found at ir.trueleaf.com. Forward-looking statements speak only as of the date they are made. True Leaf undertakes no obligation to update or revise any such information for any reason after the date of this presentation unless required by law.